

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 10, 2017

VIA E-mail
Eric d'Esparbes
Senior Vice President, Finance and Chief Financial Officer
Innoviva, Inc.
2000 Sierra Point Parkway, Suite 500
Brisbane, CA 94005

Re: Innoviva, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 24, 2016
File No. 000-30319

Dear Mr. d'Esparbes:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance